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Exhibit 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2006	2007	2008
Shares of common stock outstanding for the entire period	20,849,065	21,966,886	22,872,482
Issuance of 601,854, 652,481 and 1,085,638 shares of common stock to the company's defined contribution plan in 2006, 2007 and 2008 respectively	314,743	341,838	795,390
Issuance of 11,722, 0 and 0 shares of common stock to employee stock purchase plan in 2006, 2007 and 2008, respectively, net of cancellations	11,105	—	—
Issuance of 590,450, 495,500 and 0 shares of common stock under the 2004 Equity Incentive Plan in 2006, 2007 and 2008	336,476	283,725	—
Cancellations of 84,233, 242,385 and 241,909 shares of common stock under the 2004 Equity Incentive Plan in 2006, 2007 and 2008	(41,055)	(128,073)	(117,095)
Issuance of 0, 0 and 87,250 shares of common stock under the 2003 non-employee directors deferred stock unit plan	—	—	13,111

Weighted average shares of common stock outstanding	21,470,334	22,464,375	23,563,888

Net loss	$(56,641,117)	$(72,712,211)	$(369,698,550)

Basic and diluted loss per common share:
Net loss per common share basic and diluted	$(2.64)	$(3.23)	$(15.69)

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  Exhibit 11
YOUNG BROADCASTING INC. AND SUBSIDIARIES RE COMPUTATION OF PER SHARE EARNINGS